Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

		Twelve Months Ended December 31,					Nine Months Ended September 30, 2008
		2003	2004	2005	2006	2007
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*		$88,169	$108,601	$156,379	$189,404	$240,331	$258,997
Add:	Fixed charges	39,779	41,657	56,656	60,599	59,714	41,452
	Amortization of capitalized interest	462	463	465	475	533	472
	Distributed income of equity investees	—	—	3,300	4,125	3,800	3,200
Less:	Interest capitalized	(102)	(426)	(817)	(2,371)	(4,452)	(3,734)

	Total earnings	$128,308	$150,295	$215,983	$252,232	$299,926	$300,387

FIXED CHARGES:
Interest expense, net of interest capitalized		$36,597	$37,893	$52,554	$55,107	$52,812	$36,983
Interest capitalized		102	426	817	2,371	4,452	3,734
Debt amortization		2,830	3,056	2,871	2,681	2,144	548
Rent expense representative of interest factor		250	282	414	440	306	187

Total fixed charges		$39,779	$41,657	$56,656	$60,599	$59,714	$41,452

Ratio of earnings to fixed charges		3.2	3.6	3.8	4.2	5.0	7.2

*	Excludes income from equity investments and minority interest expense.